EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – DUKE ENERGY CORPORATION

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pre-tax income from continuing operations(a)	$2,297	$2,097	$1,770	$1,993	$2,078
Fixed charges	1,057	1,045	892	883	797
Distributed income of equity investees	149	111	82	195	147
Deduct:
Interest capitalized(b)	166	168	102	93	71

Total earnings (as defined for the Fixed Charges calculation)	$3,337	$3,085	$2,642	$2,978	$2,951

Fixed charges:
Interest on debt, including capitalized portions(b)	$1,026	$1,008	$853	$834	$756
Estimate of interest within rental expense	31	37	39	49	41

Total fixed charges	$1,057	$1,045	$892	$883	$797

Ratio of earnings to fixed charges	3.2	3.0	3.0	3.4	3.7

(a)	Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.
(b)	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.